GOLDEN ARCH RESOURCES LTD.

#928 – 470 Granville Street, Vancouver, BC V6C 1V5 Phone: 604-681-8222 Fax: 604-681-8282

July 17, 2002

02049257

Securities and Exchange Commis
Office of International Corporate Finance
450 5th Street NW
Washington, DC USA 20549

Re: SEC File #82-659

Pursuant to Rule 12g3-2 section (b)(1)(iii), please find attached the following:

SUPPL

1. News Releases from March 26, 2002 to July 17, 2002 (9);
2. Annual Financial Statements for the year ended January 31, 2002;
3. Financial statements for the first quarter ended April 30, 2002;
4. Insider trading report summary for Les Kjosness from March 1, 2002 to July 17,2002.

GOLDEN ARCH RESOURCES LTD.

Susan Shairp

Susan Shairp
Filings

dlw 9/21

GOLDEN ARCH RESOURCES LTD.

#928 – 470 Granville Street, Vancouver, BC V6C 1V5 Phone: (604) 681-8222 Fax: (604) 681-8282

GAI: TSX Venture
GARCF: O.T.C

Exemption 12g3 - 2(b)
SEC File # 82-659

NEWS RELEASE

July 17, 2002 – Golden Arch Resources Ltd. is pleased to announce that it has received approval from the Arizona State Land Department for the Company's applications for additional mineral exploration permits in Pima County, Arizona. The applications cover a total area of 1048.56 acres, which will become part of what is known as the Mildred Peak Property (the "Property") pursuant to the Lease Agreement with Altar Resources Partnership announced in the Company's news release of May 22, 2002.

Company management believes that the added land acquisition has the potential for enhancement of the Property's mineral values.

On behalf of the Board of Directors of Golden Arch Resources Ltd.

"Les Kjosness"
President

Safe Harbor
This press release and any documents attached thereto may contain forward-looking statements that may involve a number of risks and uncertainties. There are factors that could cause actual results to differ from those indicated by these forward-looking statements such as, but not limited to, market and general economic conditions and other risk factors as outlined, from time to time, in various news releases, reports and other documents filed with the TSX Venture Exchange and other regulatory authorities. Forward-looking statements are based on the opinions and estimates of management when they are made. Management is not responsible for nor will it undertake to update or change the forward-looking statements should estimates or opinions change or should there be a change in conditions.

GOLDEN ARCH RESOURCES LTD.

#928 – 470 Granville Street, Vancouver, BC V6C 1V5 Phone: (604) 681-8222 Fax: (604) 681-8282

Exemption 12g3 - 2(b)
SEC File # 82-659

GAI: TSX Venture
GARCF: O.T.C

NEWS RELEASE

Mildred Peak Property

Strong Gold Results – Trench Sampling

June 19, 2002 – The Board of Directors of Golden Arch Resources Ltd. is pleased to announce that it has completed Phase 1 of the Preliminary Exploration Program on the Mildred Peak Gold Property in Pima County, Arizona.

The Mildred Peak Property is centered on a Tertiary Laramide intrusive. The gold mineralization appears to be concentrated within a thick shallow-dipping Jurassic conglomerate near the intrusive contact. The gold occurs associated with iron and copper sulphides within veinlets with several different attitudes, within significant continuous veins approximately 6 to 8 feet in width, and widely disseminated with sulphides within the conglomerate.

Previous soil sampling has indicated two gold anomalous zones: the North Geochemical Anomaly ("N. Anomaly") is about 2 km long and over 120 m wide and the South Geochemical Anomaly ("S. Anomaly") is over 1 km long. Anomalous soil samples run as high as 2,800 ppb. Grab rock chip samples within these areas grade up to 1.27 opt (ounces per ton) gold. Limited percussion blasthole drilling in the northerly geochemical zone in one hole returned 150 feet of 0.044 opt gold.

Three trenches on the N. Anomaly with a total length of 242 meters were dug to bedrock and samples at two-meter intervals. Trench A, the most northerly of the trenches, was 64 m long and grading and average of 1,247 ppb gold (1.25 g/t Au or grams gold per metric tonne) over the entire length of the trench including the following:

TRENCH A

Location	Interval (m)	Length (m)	Gold (ppb)	Length (ft)	Gold (opt)	Type	Area	Objective
Trench A	0 to 64	64	1,247	210	0.036	Rock	N.Anomaly	Prelim Rock Trenching
Including	6 to 8	2	7,300	6.6	0.21	Rock	N.Anomaly	
	36 to 64	28	1,701	91.8	0.050			

Trench B is 70 meters long and located approximately 500 meters south of Trench A and grading an average of 917 ppb gold over the entire length of the trench including the following:

TRENCH B

Location	Interval (m)	Length (m)	Gold (ppb)	Length (ft)	Gold (opt)	Type	Area	Objective
Trench B	0 to 70	70	917	230	0.027		N.Anomaly	Prelim Rock Trenching
Including	10 to 70	60	1,012	197	0.030		N.Anomaly	
	20 to 28	8	2,285	26	0.067			
	42 to 46	4	4,600	13	0.134			

Trench C is 108 meters long and located approximately 200 meters south of Trench B and grading as follows:

TRENCH C

Location	Interval (m)	Length (m)	Gold (ppb)	Length (ft)	Gold (opt)	Type	Area	Objective
Trench C	6 to 54	48	123	157	0.004		N.Anomaly	Prelim Rock Trenching
Including	54 to 84	30	1,485	98	0.04		N.Anomaly	
	68 to 84	16	2,103	53	0.06			
	78 to 84	6	3,350	20	0.09			

Trench D is 100 meters long and located approximately 7,000 meters south of Trench C on the South Geochemical Anomaly. All the samples taken on this trench were anomalous. The trench averaged 203 ppb Au over the entire length.

Trenches A, B, and C all exhibit open-pit-mineable gold over significant widths. The Company management feels that trenching and sampling must be completed to further define the anomalous areas to prepare for a diamond drilling later this year. This preliminary trenching program has significantly enhanced the exploration potential of the Mildred Peak gold/coppery property.

The drill program and the sampling protocol are managed by Golden Arch, with oversight provided by Qualified Person Bernard Stannus, P.Eng., and R. Somerville, P.Eng. (Director and COO of Golden Arch Resources Ltd.) All samples in this program were analyzed by a combination of fire assay and atomic absorption.

On behalf of the Board of Directors of Golden Arch Resources Ltd.

"Les Kjosness"
President

GOLDEN ARCH RESOURCES LTD.

#928 – 470 Granville Street, Vancouver, BC V6C 1V5 Phone: (604) 681-8222 Fax: (604) 681-8282

Exemption 12g3 - 2(b)
SEC File # 82-659

GAI: TSX Venture
GARCF: O.T.C

NEWS RELEASE

June 11, 2002 – The Company is pleased to announce that it has employed Bernard Stannus, B.Sc., P.Eng. (British Columbia), as a qualified consulting engineer for the Company's Mildred Peak property in Arizona. Mr. Stannus is a mining engineer who has participated in heap leach gold projects in the United States and Chile and directed a number of other copper and gold exploration and development projects in Chile, Peru, and Argentina in the past 20 years. Mr. Stannus will be verifying results attained by Golden Arch from the work program announced in the Company's news release of June 3, 2002.

On behalf of the Board of Directors of Golden Arch Resources Ltd.

"Les Kjosness"
President

GOLDEN ARCH RESOURCES LTD.

#928 – 470 Granville Street, Vancouver, BC V6C 1V5 Phone: (604) 681-8222 Fax: (604) 681-8282

Exemption 12g3 - 2(b)
SEC File # 82-659

GAI: TSX Venture
GARCF: O.T.C

NEWS RELEASE

June 10, 2002 – The Company is pleased to announce that a private placement has been arranged, which will be brokered in part by Canaccord Capital, consisting of 1,500,000 units at $0.10 Cdn per unit for total proceeds of $150,000. Each unit will consist of one common share plus one two-year non-transferable share purchase warrant. Each warrant will be exercisable to purchase one common share at $0.15 per share. The private placement is subject to regulatory approval.

On behalf of the Board of Directors of Golden Arch Resources Ltd.

"Les Kjosness"
President

GOLDEN ARCH RESOURCES LTD.

#928 – 470 Granville Street, Vancouver, BC V6C 1V5 Phone: (604) 681-8222 Fax: (604) 681-8282

Exemption 12g3 - 2(b)
SEC File # 82-659

GAI:TSX Venture Exchange
GARCF: O.T.C

NEWS RELEASE

June 3, 2002 – The Company has received a Writ of Summons and Statement of Claim from Roy Gould, a businessperson resident in British Columbia, dated May 22, 2002 with respect to a claim of indebtedness and breach of an agreement. The Writ and Claim, registered in the Supreme Court of British Columbia, names Golden Arch Resources as one of five defendants. The Company believes the claim to be of no merit and is taking steps to address this issue.

On behalf of the Board of Directors,

"Les Kjosness"
President

GOLDEN ARCH RESOURCES LTD.

#928 – 470 Granville Street, Vancouver, BC V6C 1V5 Phone: (604) 681-8222 Fax: (604) 681-8282

Exemption 12g3 - 2(b)
SEC File # 82-659

GAI:TSX Venture Exchange
GARCF: O.T.C

NEWS RELEASE

MILDRED PEAK GOLD PROPERTY WORK PROGRAM COMMENCES

June 3, 2002 – The Board of Directors of Golden Arch Resources Ltd. is pleased to announce the commencement of its work program on the Mildred Peak gold prospect in Pima County, Arizona. The work program is designed to test an area in the northern part of the Property, in the vicinity of the Jupiter Gold Mine, which recorded production in the early 1900's of a small tonnage of ore in the 1 oz. gold per ton range. A small number of very shallow holes (air track rotary percussion drilling) dating from about thirty years ago produced significant gold values between 0.025 and 0.076 oz. of gold per ton. To more closely define this mineralized area, about 1500 feet of trenching and continuous rock sampling centred on the previously drilled zone will be undertaken. It is scheduled that the collection of these samples will be finished in the first week of June. This "Northern Geochemical Area", to be the subject of the initial test work, lies near the north end of a 7000 foot anomaly, and is believed to be a zone of intrusive activity and significant gold mineralization within the overall anomalous zone.

The Company's management believes that the Mildred Peak property provides a significant gold exploration and development prospect. Gold mineralization appears to be concentrated within a thick shallow-dipping Jurassic conglomerate near the intrusive contact. The gold occurs associated with iron and copper sulphides within veinlets with several different attitudes and within significant continuous veins approximately 6 to 8 feet wide. The gold and sulphide mineralization is widely disseminated within the conglomerate. Soil sampling has indicated two gold anomalous zones, one of which is about 2 km long and over 120 m wide, and another over 1 km long. Anomalous soil samples ran as high as 2800 ppb. Grab rock chip samples within these area grade up to 1.27 opt (ounces per ton) gold. Limited rotary percussion blasthole drilling in the northerly geochemical zone in one hole returned 150 feet of 0.044 opt gold.

On behalf of the Board of Directors,

"Les Kjosness"
President

GOLDEN ARCH RESOURCES LTD.

#928 – 470 Granville Street, Vancouver, BC V6C 1V5 Phone: (604) 681-8222 Fax: (604) 681-8282

Exemption 12g3 - 2(b)
SEC File # 82-659

GAI:CDNX
GARCF: O.T.C

NEWS RELEASE

May 22, 2002 – The Board of Directors of Golden Arch Resources Ltd. is pleased to announce that the private placement announced in the Company's news release of February 5, 2002 has closed. The private placement was given final approval by the TSX Venture Exchange on May 21, 2002.

On behalf of the Board of Directors,

"Les Kjosness"
President

GOLDEN ARCH RESOURCES LTD.

#928 – 470 Granville Street, Vancouver, BC V6C 1V5 Phone: (604) 681-8222 Fax: (604) 681-8282

Exemption 12g3 - 2(b)
SEC File # 82-659

GAI:CDNX
GARCF: O.T.C

NEWS RELEASE

May 22, 2002 – The Board of Directors of Golden Arch Resources Ltd. is pleased to announce that, further to the Company's news release of March 26, 2002, the Lease Agreement with Altar Resources Partnership to acquire all the mineral rights to the Mildred Peak Gold Property in Pima County, Arizona, was approved by the TSX Venture Exchange on April 18, 2002. The Agreement is subject to **either** a 1% NSR **or** a 20% Net Profits Interest payable to Altar Resources The Company has made the initial payment of US$8,000 and in order to keep its interest, the Company must pay US$12,000 after year one, and US$20,000 after year two. In year three and each subsequent year, Golden Arch must make advance royalty payments of US$20,000 per year. In addition, Golden Arch must issue to Altar at total of 650,000 common shares(150,000 shares within 30 days, and, to maintain interest, 200,000 shares in 1 year, and 300,000 shares after 2 years) and spend $500,000 Cdn within 3 years on work on the property ($50,000 in year 1, $150,000 in year 2 and $300,000 in year 3). All cash payments, including advance royalty payments and pre-production development expenditures are recoverable by Golden Arch prior to any Royalty or Net Profits payments to Altar. A finder's fee of 40,000 common shares of the Company to an arm's length party has also been approved.

The Mildred Peak Property is centered on a Tertiary Laramide intrusive. The gold mineralization appears to be concentrated within a thick shallow dipping Jurassic conglomerate near the intrusive contact. The gold occurs associated with iron and copper sulphides within veinlets with several different attitudes, within significant continuous veins approximately 6 to 8 feet in width, and widely disseminated with sulphides within the conglomerate. Soil sampling has indicated two gold anomalous zones (one is about 2 km long and over 120m wide, the second is over 1 km long). Anomalous soil samples run as high as 2800 ppb. **Grab rock chip samples within these areas grade up to 1.27 opt (ounces per ton) gold.** Limited rotary percussion blasthole drilling in the northerly geochemical zone in one hole returned 150 feet of 0.044 opt gold.

Included within the Property are two small, approximately 40 acre, patented claims (not currently part of the Property) which hold large quartz veins. Both properties were mined intermittently up to 1940, and were reported to have produced a few thousand tons of 0.7 to 1.0 opt gold, 12 opt silver, and minor copper, molybdenum, and lead.

The Company's management feels that the Property offers a significant opportunity to the Company to explore and develop an important gold prospect.

On behalf of the Board of Directors,

"Les Kjosness"
President

GOLDEN ARCH RESOURCES LTD.

#409 – 17665 66A Avenue, Cloverdale, BC V3S 2A7 Phone: (604) 575-3100 Fax: (604) 575 - 3003

Exemption 12g3 - 2(b)
SEC File # 82-659

GAI:CDNX
GARCF: O.T.C

NEWS RELEASE

March 26, 2002 – The Board of Directors of Golden Arch Resources Ltd. is pleased to announce that it has entered into a Lease Agreement with Altar Resources Partnership, subject to regulatory approval, to acquire all the mineral rights to the Mildred Peak Gold Property in Pima County, Arizona, subject to **either** a 1% NSR **or** a 20% Net Profits Interest payable to Altar Resources. To maintain its interest in the property, Golden Arch must make optional payments of US$8,000 down payment, US$12,000 after year one, and US$20,000 after year two. In year three and each subsequent year, Golden Arch must make advance royalty payments of US$20,000 per year. In addition, to maintain its interest in the property, Golden Arch must issue to Altar at total of 650,000 (150,000 shares within 30 days, 200,000 shares in 1 year, and 300,000 shares after 2 years) and spend $500,000 Cdn within 3 years on work on the property ($50,000 in year 1, $150,000 in year 2 and $300,000 in year 3). All cash payments, including advance royalty payments and pre-production development expenditures are recoverable by Golden Arch prior to any Royalty or Net Profits payments to Altar. A finder's fee is payable, subject to regulatory approval.

The Mildred Peak Property is centered on a Tertiary Laramide intrusive. The gold mineralization appears to be concentrated within a thick shallow dipping Jurassic conglomerate near the intrusive contact. The gold occurs associated with iron and copper sulphides within veinlets with several different attitudes, within significant continuous veins approximately 6 to 8 feet in width, and widely disseminated with sulphides within the conglomerate. Soil sampling has indicated two gold anomalous zones (one is about 2 km long and over 120m wide, the second is over 1 km long). Anomalous soil samples run as high as 2800 ppb. **Grab rock chip samples within these areas grade up to 1.27 opt (ounces per ton) gold.** Limited rotary percussion blasthole drilling in the northerly geochemical zone in one hole returned 150 feet of 0.044 opt gold.

Included within the Property are two small, approximately 40 acre, patented claims (not currently part of the Property) which hold large quartz veins. Both properties were mined intermittently up to 1940, and were reported to have produced a few thousand tons of 0.7 to 1.0 opt gold, 12 opt silver, and minor copper, molybdenum, and lead.

The Company's management feels that the Property offers a significant opportunity to the Company to explore and develop an important gold prospect.

On behalf of the Board of Directors,

"Les Kjosness"
President

SEC File #82-659

Insider: **Kjosness, Les**

Type: (•) Insider ( ) Issuer

From Date: Mar 1 2002 To Date: Jul 17 2002

Display: Trading Report Show Rows per page: 25

Insider Database - Trading Report A/D Legend: *****-Amended **I**-Initial **A**-Acquired **D**-Disposed

Date	Name	Security Class	Nature	A/D	Units	Price	Balance
05/21/2002	Golden Arch Resources Ltd.	Warrants - Direct	97	I	100,000	$0.10	100,000
05/21/2002	Golden Arch Resources Ltd.	Common Shares - Direct	97	A	100,000	$0.05	120,000
05/08/2002	Golden Arch Resources Ltd.	Common Shares - Direct		D	30,000	$0.09	20,000
05/08/2002	Golden Arch Resources Ltd.	Common Shares - Direct		D	35,000	$0.08	50,000
05/07/2002	Golden Arch Resources Ltd.	Common Shares - Direct		A	4,000	$0.08	85,000
05/06/2002	Golden Arch Resources Ltd.	Common Shares - Direct		A	31,000	$0.08	81,000
05/03/2002	Golden Arch Resources Ltd.	Common Shares - Direct		D	50,000	$0.08	50,000
04/26/2002	Golden Arch Resources Ltd.	Common Shares - Direct		A	80,000	$0.08	100,000
03/26/2002	Golden Arch Resources Ltd.	Common Shares - Direct	10	D	7,000	$0.07	20,000

SEC File # 82-659

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO: THE MEMBERS OF GOLDEN ARCH RESOURCES LTD.

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the "Meeting") of **Golden Arch Resources Ltd.** (the "Company") will be held at 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, on Tuesday, the 23rd of July, 2002 at the hour of 9:00 a.m (Vancouver time) for the following purposes:

1. To receive and accept the Report of the Directors and the financial statements of the Company for the financial years ending January 31, 2002, and the Report of the Auditor thereon;
2. To determine the number of directors at four (4);
3. To elect directors to hold office until the next Annual General Meeting;
4. To approve the granting of incentive stock options to Directors, Officers, Employees, and Consultants of the Company during the ensuing year at such prices and such amounts as are determined by the directors of the Company and as are acceptable to the appropriate regulatory authorities;
5. To re-appoint Moen & Company as auditors for the ensuing year and to authorize the Directors to fix the Auditor's remuneration;
6. To authorize the Company to enter into one or more private placements during the ensuing 12 month period;
7. To consider and, if thought fit, pass a resolution providing that in all instances where errors or omissions are detected in any prior proceedings, the minutes of previous meetings or similar documentation , the present directors be directed to confirm, ratify and approve any such prior proceedings, minutes or documents.
8. To transact any other business which may properly come before the Meeting.

An Information Circular, Form of Proxy, the Financial Statements of the Company for the year ended January 31, 2002 together with the Auditor's Report, and the Report of the Directors to the Shareholders accompany this Notice of Meeting.

Shareholders who are unable to attend the Meeting in person are requested to complete, sign and send the enclosed Proxy in accordance with the instructions set out in the Form of Proxy and Information Circular accompanying this Notice.

DATED at Vancouver, British Columbia, this 4th day of June, 2002.

BY ORDER OF THE BOARD OF DIRECTORS

"Les Kjosness"
President

GOLDEN ARCH RESOURCES LTD.
DIRECTORS' REPORT TO THE SHAREHOLDERS:

The Company is a junior resource-based company, having interests in oil and gas prospects, as well as mineral prospects.

The Company has a 10% interest in the Warren/Thurman #1 and #2 wells, located in Coleman County, Texas. Though the wells were producing, due to a series of changes of Operator, the Company has not received revenue from these wells since the summer of 2001, however, Commonwealth Energy (USA) Inc., the new Operator, has assured that billing/revenue statements will be forthcoming.

In 2001, the Company acquired a 5% interest in the McClendon Prospect. One zone was found to be potentially productive, but required fracture stimulation, which was successful. A pumping unit was installed on the McClendon #1 well and put on production test on August 27, 2001. Attempts to pump off water failed, as there was not enough gas to run the pumping unit, which had to be supplemented by bottled propane. With water disposal costs, the well would not pay out. The Operator of the well, the Cumming Company, plugged and abandoned the well according to Railroad Commission of Texas Guidelines.

The Company acquired a 4% working interest and 3.2% net revenue interest in the Wimberly #7 well located in Jack County, Texas from the Cumming Company. Consideration was $US 13,916.60 plus 200,000 shares. The Canadian Venture Exchange approval was received August 21, 2001. The well came on line at approximately 300 MCF of natural gas per day. The Cumming Company operates the #7 Wimberly and several other Barnett Shale wells in the vicinity.

The Company had intended to increase its interests in the Barnett Shale developments on a "stair-step" basis with increasing internal cash flows and outside financing. However, as a result of events in mid-June 2001 that were beyond the Company's control, the Company was not able to benefit to the extent it would have liked from the Barnett Shale development. Amicable arrangements were made both with Consolidated Odyssey Explorations (ODE:CDNX) and the Cumming Company whereby Odyssey would purchase an 80% working interest in certain acreage contiguous to the #7 Wimberly that had been previously announced as purchased by the Company.Odyssey has also agreed to pay a 2.5% commission to Golden Arch, payable in cash, on any further investments in the next five wells it participated in with the Cumming Company.

In accordance with the provisions of the agreement between the Company and Consolidated Odyssey Exploration Ltd. (ODE – CDNX) dated June 26, 2001, whereby ODE acquired a 5% working interest in the Company's Wimberly #2 well, located in Jack County, Texas, the Company was issued 20,000 common shares of ODE at a deemed price of $0.33 per share. The shares are subject to a hold period to June 25, 2002. The Company has a 20% interest in the Wimberly #2 well.

With a change in the Board of Directors in June 2001, the Company has shifted its focus from investment in oil and gas properties to mineral resources. The Company is maintaining its 30% interest in the Abbot silver/lead/zinc property located in the Slocan Mining District, 40 miles north of Kaslo, BC. The Company intends to mine the ore when market conditions are favorable.

Subsequent Events

A Lease Agreement with Altar Resources Partnership of Tuscon, Arizona to acquire all the mineral rights to the Mildred Peak Gold Property in Pima County, Arizona, was approved by the TSX

Venture Exchange on April 18, 2002. The Agreement is subject to **either** a 1% NSR **or** a 20% Net Profits Interest payable to Altar Resources The Company has made the initial payment of US$8,000 and in order to keep its interest, the Company must pay US$12,000 after year one, and US$20,000 after year two. In year three and each subsequent year, Golden Arch must make advance royalty payments of US$20,000 per year. In addition, Golden Arch must issue to Altar at total of 650,000 common shares(150,000 shares within 30 days, and, to maintain interest, 200,000 shares in 1 year, and 300,000 shares after 2 years) and spend $500,000 Cdn within 3 years on work on the property ($50,000 in year 1, $150,000 in year 2 and $300,000 in year 3). All cash payments, including advance royalty payments and pre-production development expenditures are recoverable by Golden Arch prior to any Royalty or Net Profits payments to Altar. A finder's fee of 40,000 common shares of the Company to an arm's length party was also approved.

The Company closed a private placement of 2,000,000 units at $0.05 Cdn per unit for total proceeds of $100,000. Each unit consists of one common share plus one one-year non-transferable share purchase warrant. Each warrant will be exercisable to purchase one common share at $0.10 per share. No finder's fee is payable. The private placement was given final approval by the TSX Venture Exchange on May 21, 2002. The shares have not yet been issued.

The Company has received a Writ of Summons dated May 22, 2002 from Roy Gould naming the Company as one of the defendants. The Company believes the claim to be of no merit and is taking steps to address this issue.

As at the date of this report, the Company has commenced a work program on the Mildred Peak gold prospect in Pima County, Arizona. The work program is designed to test an area in the northern part of the Property, in the vicinity of the Jupiter Gold Mine, which recorded production in the early 1900's of a small tonnage of ore in the 1 oz. gold per ton range. A small number of very shallow holes (air track rotary percussion drilling) dating from about thirty years ago produced significant gold values between 0.025 and 0.076 oz. of gold per ton. To more closely define this mineralized area, about 1500 feet of trenching and continuous rock sampling centred on the previously drilled zone will be undertaken. It is scheduled that the collection of these samples will be finished in the first week of June. This "Northern Geochemical Area", to be the subject of the initial test work, lies near the north end of a 7000 foot anomaly, and is believed to be a zone of intrusive activity and significant gold mineralization within the overall anomalous zone.

The Company's management believes that the Mildred Peak property provides a significant gold exploration and development prospect. Gold mineralization appears to be concentrated within a thick shallow-dipping Jurassic conglomerate near the intrusive contact. The gold occurs associated with iron and copper sulphides within veinlets with several different attitudes and within significant continuous veins approximately 6 to 8 feet wide. The gold and sulphide mineralization is widely disseminated within the conglomerate. Soil sampling has indicated two gold anomalous zones, one of which is about 2 km long and over 120 m wide, and another over 1 km long. Anomalous soil samples ran as high as 2800 ppb. Grab rock chip samples within these area grade up to 1.27 opt (ounces per ton) gold. Limited rotary percussion blasthole drilling in the northerly geochemical zone in one hole returned 150 feet of 0.044 opt gold.

Dated at Vancouver, BC, this 4th day of June 2002.

On behalf of the Board of Directors,

"Les Kjosness"
President

GOLDEN ARCH RESOURCES LTD.

INFORMATION CIRCULAR

This information circular contains information as at June 4, 2002

1. SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of Proxies by the management of Golden Arch Resources Ltd. (the "Company") for use at the Annual General Meeting (the "Meeting") of shareholders of the Company to be held at 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, on Tuesday, the 23rd of July, 2002 at 9:00 a.m. (Vancouver time), and at any adjournment thereof, for the purposes set forth in the accompanying Notice of Annual General Meeting (the "Notice of Meeting"). This solicitation of proxies is being made by mail and the cost of solicitation will be borne by the Company.

2. RECORD DATE

The record date for determining the names of shareholders entitled to the Notice of Meeting and this Information Circular has been fixed at the close of business on Tuesday, June 4, 2002. Each person who was then entered in the Register of Members of the Company as a holder of one or more common shares shall be entitled to attend the Meeting in person or by proxy, and in the event of a poll to cast one vote for each share.

3. APPOINTMENT OF PROXYHOLDER AND REVOCATION OF PROXIES

The persons named as proxyholder in the enclosed Form of Proxy have been provided by management for selection by the shareholder. A shareholder desiring to appoint some other person to represent him at the Meeting, may do so either by inserting the name of such person (who need not be a shareholder) in the blank space provided. The completed Form of Proxy or other proper form of proxy must be delivered to the Company's Registrar and Transfer Agent, Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, BC V6C 3B9, not less than forty-eight (48) hours before the time of the Meeting.

A shareholder who has given a proxy may revoke it at any time before it is exercised by an instrument in writing (a) executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer, or attorney of the corporation; and, (b) delivered to the Company's Registrar and Transfer Agent, Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, BC V6C 3B9, not less than forty-eight (48) hours before the time of the Meeting, or any adjournment thereof, or in any other manner provided by law. Attendance at the Meeting and participation in a poll by a shareholder will automatically revoke the proxy.

4. VOTING OF PROXIES

If the instructions as to voting indicated in the proxy are certain, the shares represented by the proxy will be voted on any poll and, where a choice with respect to any matter to be acted upon has been specified in the proxy, the shares will be voted on any poll in accordance with the specifications so made. IF A CHOICE IS NOT SO SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE ACCOMPANYING FORM OF

PROXY WILL VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED ON THE FORM OF PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITOR.

The form of proxy accompanying this Information Circular confers discretionary authority upon the named proxy holder with respect to amendments of variations to the matters identified in the accompanying Notice Of Meeting and with respect to any other matters which may properly come before the meeting. As of the date of this Information Circular, the management of the Company knows of no such amendment or variation or matters to come before the meeting other than those referred to in the accompanying Notice of Meeting.

5. VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The authorized capital of the Company consists of 100,000,000 common shares without par value, of which 22,971,358 shares are issued and outstanding. All shareholders registered at the close of business on June 4, 2002 will be entitled to vote and each common share will be entitled to one vote.

In order to have a quorum for the Meeting, registered shareholders, at least two in number must be represented at the Meeting in person or by proxy.

For each share held, a shareholder eligible to vote is entitled to cast one vote for a nominee for each of the four (4) directorships to be filled. The four (4) nominees receiving the highest number of votes cast will be elected whether or not any of them receives the vote of a majority of the shares represented at the Meeting.

Appointment of the auditors, authorization for the directors to fix the remuneration of the auditors, approval of the granting of Directors' and Employees' incentive stock options, and approval of the renegotiations of the outstanding directors' and employees' incentive stock options will require the affirmative vote of a majority of shares of the Company voted, in person or by proxy, at the Meeting.

To the best of the knowledge of the Directors and senior officers of the Company, no persons beneficially own, directly or indirectly, shares carrying more than 10% of the voting rights attached to all shares of the Company.

6. ELECTION OF DIRECTORS

Prior to the election of Directors, the shareholders will be asked to consider and if thought fit, pass a resolution providing for the election of four (4) persons as Directors of the Company by a single resolution. The Board of Directors presently consists of four (4) Directors, all of whom are deemed to retire at the Meeting but are eligible for re-election. Unless contrary instructions are indicated on the proxy given by a shareholder, the persons named in the accompanying Form of Proxy intend to vote for the election of the four (4) nominees whose names are set forth below. Management does not contemplate that any of the nominees will be unable to serve as a Director but, if that should occur for any reason prior to the Meeting, the persons named in the enclosed Form of Proxy reserve the right to vote for another nominee in their discretion. Each Director elected will hold office until his successor is elected at the next Annual General Meeting of the Company, or at any adjournment thereof, unless his office is earlier vacated.

The following persons are proposed to be nominated by management for election as directors at the Annual Meeting.

NAME & POSITION	RESIDENCE	OCCUPATION (Last 4 Years)	A DIRECTOR SINCE	NO OF SHARES OWNED
Les Kjosness	BC	President, Paragon Drywall	2001	20,000
Richard Somerville, P.Eng.	BC	President, RSGM Engineering Ltd.	2001	Nil
Jane Timmis	BC	Publisher	2001	120,700
Keith Shirley	Texas	Geologist	2001	Nil

NOTE: The information as to shares beneficially owned, controlled, or directed, not being within the knowledge of the Company, has been furnished by the respective Nominees individually and is as of June 4, 2002.

Advance Notice of the Meeting of the Company at which Directors will be elected as required by Section 111 of the Company Act was published in the Vancouver Sun newspaper on May 28, 2002. Advance Notice was also sent to the TSX Venture Exchange, the British Columbia Securities Commission, and the Alberta Securities Commission. No nominations for Director were received by the Company in response to the said Advance Notice.

7. REMUNERATION OF MANAGEMENT/STATEMENT OF EXECUTIVE COMPENSATION

No remuneration paid to the directors and senior officers of the Company during the current year. Management fees for the year ended January 31, 2002 to Roulette Resources ($15,000) and to RSGM Engineering Ltd.($12,000, plus expenses)

The Company proposes to grant incentive stock options from time to time, in such numbers, at such exercise prices and on such terms as will comply with the requirements of the Canadian Venture Exchange.

OPTIONS/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Options were granted to the following directors on October 15, 2001:

Name of Optionee	Position	No. of Optioned Shares	Exercise Price	Expiry Date
Les Kjosness	President/ Director	550,000	$0.10	Oct 15, 2003
Richard Somerville	Director/COO	350,000	$0.10	Oct 15, 2003
Jane Timmis	Director	250,000	$0.10	Oct 15, 2003
Keith Shirley	Director	250,000	$0.10	Oct 15, 2003

AGGREGATE OPTIONS/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

- No options/SARs were exercised by directors or officers during the most recently completed financial year.

None of the directors or senior officers of the Company, nor any shareholders beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company had any material interest, direct or indirect, in any material transactions or in any proposed material transactions of the Company during the period February 1, 2001 to date.

8. APPOINTMENT OF AUDITORS

The persons named in the enclosed Form of Proxy will, unless otherwise directed, vote for the re-appointment of Moen & Company, Chartered Accountants, as auditors of the Company to hold office until the next Annual General Meeting of the shareholders, at a remuneration to be fixed by the Directors.

9. APPROVAL OF PRIVATE PLACEMENTS

In order for the Company to raise funds to carry on its ongoing expansion plans, the Company may need to arrange private placement subscriptions for shares or for securities convertible into shares.

Shareholders are being asked to pass a resolution authorizing the Company to enter into one or more private placement agreement transactions, during the ensuing 12-month period.

Unless the private placement is for over 20% of the issued common shares, the directors and management are not required to seek shareholder approval. Shareholder approval is being sought solely for the comfort of management and directors and as a method of allowing the shareholders to have the opportunity of participating in the decision to proceed with these transactions in advance.

The private placements, if any, will only be negotiated if management believes the subscription price is reasonable in the circumstances and if the funds are required by the Company to continue or expand its activities. Private placement transactions authorized hereunder will be made with placees who may include parties that are not at arm's length to the Company, being directors, officers, employees and insiders of the Company.

The subscription price of each private placement will comply with the policies of the Canadian Venture Exchange. Accordingly, the shareholders of the Company are being asked to consider, and if thought fit, to approve the following resolution:

> "BE IT RESOLVED AS A RESOLUTION of the Shareholders of the Company, that subject to regulatory approval and in compliance with the policies of the Canadian Venture Exchange, the Company be allowed and is hereby authorized to enter into one or more private placement transactions with subscribers, during the ensuing 12 month period."

10. GENERAL AUTHORITY TO GRANT STOCK OPTIONS.

The management of the Company proposes a resolution granting the Directors a general authority to grant employees, directors and senior officers and other insiders of the Company options to purchase shares of the Company, not exceeding 10% of the issued shares, on such terms as may be approved by the securities regulatory authorities.

By passing the empowering resolution being presented at the Meeting, the Members of the Company will be providing the Member approval referred to above in respect of the grant or amendment of any stock options by the Company in the ensuing year. This approval is requested at this time to save the Company the expense of convening an Extraordinary Meeting of Members specifically for the purpose of approving a specific grant of Insider's stock options or any amendment to any existing stock option agreement made after the date of this Annual General Meeting.

Members of the Company will be asked at the Meeting to pass the following resolution:

> "BE IT RESOLVED THAT the Directors be granted a general authority to grant to employees, directors, senior officers and other insiders of the Company options to purchase shares of the Company, not exceeding 10% of the issued shares of the Company, on such terms as may be approved by the regulatory authorities, which options may be exercised by those employees, directors, senior officers and other insiders without any further approval of the members of the Company is approved and any amendments to existing and future stock option agreements, upon such terms and conditions as approved by the regulatory authorities without further approval of the members of the Company is also approved."

The discretionary authority granted by the enclosed proxy will be used by management to approve any amendments to the above resolution acceptable to it.

11. PARTICULARS OF OTHER MATTERS TO BE ACTED ON

The management of the Company is not aware of any matter to come before the Meeting other than as set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the Form of the Proxy to vote the shares represented in accordance with their best judgement on the matter.

The contents of this Information Circular have been approved and its mailing has been authorized by the Directors of the Company at a meeting.

BY ORDER OF THE BOARD OF DIRECTORS

Dated June 4, 2002

"Les Kjosness"
President

SEC File# 82-659

PROXY SOLICITED BY MANAGEMENT OF THE COMPANY

Name of Company: GOLDEN ARCH RESOURCES LTD.
Type of Meeting: Annual General Meeting

Meeting Date: Tuesday, July 23, 2002 at 9:00 AM
Meeting Location: 2nd Floor, 510 Burrard Street, Vancouver, BC

The undersigned member of the Company hereby appoints Les Kjosness, President, or, failing this person, Richard Somerville, Director, or, in place of both the foregoing, ______________________(print name), as proxyholder for and on behalf of the undersigned, to attend, vote and act for and on behalf of the undersigned member in respect of all matters that may properly come before the Meeting and at every adjournment thereof. Unless otherwise expressly stated herein by the undersigned, receipt of this proxy, duly executed and dated, revokes any former proxy given to attend and vote at the Meeting and any adjournment thereof.

UNLESS THE UNDERSIGNED DIRECTS OTHERWISE, THE NOMINEE IS HEREBY INSTRUCTED TO VOTE THE COMMON SHARES OF THE COMPANY HELD BY THE UNDERSIGNED FOR THE FOLLOWING MATTERS (for full detail of each item, please see the enclosed Notice of Meeting and Information Circular):

		IN FAVOUR	AGAINST
1.	To receive and accept the Report of the Auditor and the Financial Statements of the Company for the financial year ending January 31, 2002.	______	______
2.	To determine the number of directors at four (4)	______	______
3.	To elect as Director for the ensuing year:		
	Les Kjosness	______	______
	Richard Somerville, P. Eng.	______	______
	Jane Timmis	______	______
	Keith Shirley	______	______
4.	To approve the granting of incentive stock options to Directors Officers, Consultants and Employees	______	______
5.	To re-appoint Moen & Company as Auditors of the Company	______	______
6.	To approve and authorize private placements	______	______
7.	To confirm, ratify and approve any such prior proceedings, meetings or documents where errors or omissions may have occurred and were amended.	______	______
8.	To grant proxyholder authority to vote at his/her discretion on any other business or amendment or variation of the above matters.	______	______

THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED FOR OR AGAINST IN RESPECT OF THE MATTERS LISTED IN ACCORDANCE WITH THE CHOICE, IF ANY INDICATED IN THE SPACE PROVIDED ON ANY POLL THAT MAY BE CALLED FOR. IF NO CHOICE IS INDICATED, THE PROXY WILL BE VOTED FOR SUCH MATTER.IF ANY AMENDMENTS OR VARIATIONS ARE TO BE VOTED ON, OR ANY FURTHER MATTERS COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED ACCORDING TO THE BEST JUDGEMENT OF THE PERSON VOTING THE PROXY. THIS FORM SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING NOTICE OF MEETING AND INFORMATION CIRCULAR.

Name of Shareholder (please print clearly) ______________________ Number of shares held: ______________

Signature of Shareholder ______________________ Date: ______________

This proxy form is not valid unless it is signed and dated. To be valid, this proxy form DULY EXECUTED AND DATED must arrive at the offices of the Company's transfer agent, Computershare Trust Company of Canada, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof, or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address of Computershare Trust Company of Canada is 510 Burrard Street Vancouver, BC V6C 3B9 and its fax number is (604) 683-3694.

1. **YOU HAVE THE RIGHT TO APPOINT A PERSON TO REPRESENT YOU AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THE FORM OF PROXY. IF YOU WISH TO EXERCISE THIS RIGHT, INSERT THE NAME OF YOUR NOMINEE, IN THE BLANK SPACE PROVIDED FOR THAT PURPOSE IN THE FORM OF PROXY AND <u>STRIKE OUT</u> THE TWO PRINTED NAMES.**

2. Please date and sign exactly as the shares are registered and return promptly.

3. If the shareholder is a corporation, its name must be completed in the signature section of the proxy and the proxy must be signed by a duly authorized officer or attorney of the corporation and either the corporate seal of the corporation affixed or the title of the duly authorized officer provided.

4. In the case of shares registered in the name of two or more persons (including legal representative), the vote of the person standing first in the register of members whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint registered holders.

5. The directors of the Company have determined by regulation that proxies may be sent to Computershare Trust Company of Canada by mail, delivery or facsimile or any method of transmitting legibly recorded messages to as to arrive before the times specified on Page 1 of this proxy.

6. If you are a non-registered shareholder of the Company and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other intermediary. Failure to do so may result in your shares not being eligible to be voted by proxy at the meeting. Please contact your broker or the Company if you have any questions.